

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Robert Potashnick
Chief Financial Officer
FOXO Technologies Inc.
729 N. Washington Ave., Suite 600
Minneapolis, MN 55401

> **Re: FOXO Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2022**
> **File No. 333-268980**

Dear Robert Potashnick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please

include appropriate risk factor disclosure.

2. Please revise to update your disclosures throughout the filing to address areas that appear to need updating in light of developments since the consummation of your Business Combination. Non-exclusive examples of areas where disclosure should be updated are as follows:
   - Revise throughout to disclose your planned sale of FOXO Life to Security National Life Insurance Company, as disclosed in your Form 8-K filed January 12, 2023, and discuss its impact upon your planned business activities;
   - Revise the Prospectus Summary to disclose the reasons the ELOC and Forward Purchase Agreements with the Cantor Investor and Meteora, respectively, were terminated; and
   - Revise the Prospectus Summary to disclose the reasons why Jon Sabes and Steve Sabes were terminated as the company's Chief Executive Officer and Chairman and Chief Operating Officer, respectively. In this regard, we note that your registration statement filed in connection with your Business Combination included risk factor disclosure that your future success depends in large part on the continued participation in the business of Jon Sabes, FOXO's founder and Chief Executive Officer of the combined company. Please update your disclosure to address the risks related to Jon Sabes's departure.

Cover Page

3. For each of the Class A common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants or the securities overlying such shares and warrants.

4. Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

5. We note the significant number of redemptions of your Class A Common Stock in connection with your Business Combination and that the shares being registered for resale will constitute a considerable percentage of your public float. To the extent that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your Class A Common Stock, please also highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A Common Stock.

Risk Factors, page 8

6.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your Class A Common Stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if true, that even though the current trading price is significantly below the SPAC IPO price, certain private investors may have an incentive to sell because they may still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

7.   We note that the projected revenues for 2022 were $2 million, as set forth in the unaudited prospective financial information FOXO's management provided to Delwinds in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2022 were approximately $93 thousand. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Overview, page 33

8.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your Class A Common Stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

9.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Common Stock.

10.   We note that in connection with the termination of your Forward Purchase Agreement with Meteora you repurchased the remaining shares subject to the agreement that Meteora had not already sold in the open market and were not part of the maturity consideration. Please revise to disclose the number of shares you repurchased and the per share and aggregate consideration you paid. Additionally, discuss the impact of the repurchases on the cash you have available for other purposes and to execute your business strategy. Provide cross references to this discussion elsewhere in the prospectus where this agreement is referenced.

Executive Compensation, page 79

11.   We note that subsequent to the filing of Form S-1, the company's fiscal year
      ended. Accordingly, your next amendment should include updated executive
      compensation information for your most recently completed fiscal year pursuant to Item
      402 of Regulation S-K. For guidance, refer to Question 117.05 of the Compliance and
      Disclosure Interpretations for Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        Please contact David Gessert at (202) 551-2326 or David Lin at (202) 551-3552 with any
questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Finance